Sykes Financial Services, LLC

Statement of Income
For the Year Ended December 31, 2015

Revenues:

Commissions earned	$ 176,083
Other income	735
Total Revenues	176,818

Expenses:

Registered representatives compensation	156,426
Regulatory fees and expenses	7,956
Technology, data and communications costs	5,070
Occupancy and equipment expenses	2,361
Supplies	642
Travel and entertainment	3,664
Other expenses	631
Total Expenses	176,751

Net Income $ 68

The accompanying notes are an integral part of these financial statements.